CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

Seth J. Gottlieb +1 650 843 5864 sgottlieb@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 19, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Craig Wilson, Senior Assistant Chief Accountant
David Edgar, Staff Accountant

Re:	Fastly, Inc.

Draft Registration Statement on Form S-1

Submitted April 4, 2019

CIK: 0001517413

Ladies and Gentlemen:

On behalf of Fastly, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 16, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 4, 2019. The Company is concurrently and publicly filing a Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Two

request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Key Business Metrics

Dollar-Based Net Expansion Rate, page 68

1.

We note that your DBNER decreased from 147.3% in 2017 to 132.0% in 2018. Please revise to disclose an explanation for the decrease and your expectations regarding future trends in this metric, if any. We refer you to Item 303(a)(3) of Regulation S-K for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Registration Statement.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 78

2.	We note your response to prior comment 7 and have the following comments:

•	Please explain how the June 2018 equity financing of $40 million of Series F Preferred Stock for $5.1123 per share was considered in your June 29, 2018 valuation of common stock;

We supplementally advise the Staff that, as described in our letter to the Staff dated April 4, 2019 (the “Prior Response Letter”), a third-party valuation firm performed a valuation of the Company and determined that the Company’s Common Stock had a fair market value of $2.22 per share as of June 29, 2018 (the “June 2018 Valuation Report”), although for financial reporting purposes, the Company retrospectively assessed the fair value to be $2.75 after considering the fair market value reflected in the September 2018 Valuation Report (as defined below). The June 2018 Valuation Report utilized a Market Approach to estimate the Company’s equity value. The June 2018 Valuation Report used the Back-Solve Method to estimate the Company’s equity value because it was determined to be the most appropriate method for valuing a company with recent arm’s length transactions in its equity securities. The Back-Solve Method used the price paid for the Company’s Preferred Stock to determine the equity value of the Company and its Common Stock as the Company recently closed a Series F Preferred Stock financing in June 2018 at a price per share of $5.1123. Once the equity value of the Company was estimated using the Back-Solve Method, the June 2018 Valuation Report used the option pricing method (“OPM”) to allocate the portion of the equity value attributable to the Company’s Common Stock. The Company had approximately 48.6 million shares of Common Stock outstanding, which resulted in an estimate of fair market value of $2.68 per share under the Back-Solve Method. The discount for lack of marketability (“DLOM”) was determined to be 17%, which resulted in a fair market value of $2.22 per share of Common Stock.

•	Described in further detail the “IPO scenario” valuation method used in your September and December 2018 valuations;

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Three

We supplementally advise the Staff that, as described in the Prior Response Letter, a third-party valuation firm performed a valuation of the Company and determined that the Company’s Common Stock had a fair market value of $3.75 per share as of September 30, 2018 (the “September 2018 Valuation Report”), although for financial reporting purposes, the Company retrospectively assessed the fair value to be $3.93 for stock options granted in November 2018 and $4.08 for stock options granted in December 2018 after considering the fair market value reflected in the December 2018 Valuation Report (as defined below). In September 2018, the Company anticipated completing an IPO in May or June of 2019, although it had not yet engaged underwriters for the potential IPO. The September 2018 Valuation Report applied a Market Approach utilizing the Guideline Public Company Method (“GPCM”). The GPCM involves a three-step methodology: (i) identifying publicly-traded companies in the same or similar lines of business; (ii) calculating market multiples for such identified companies based on their respective historical financial results and projected growth as of the valuation date; and (iii) applying such market multiples to the Company’s internal financial forecast.

Besides the GPCM, the September 2018 Valuation Report also estimated the Company’s equity value under both IPO and third-party transaction scenarios and assigned a weighting to each of these three approaches as described below. With the respect to the IPO scenario, the September 2018 Valuation Report considered the uncertainties around the pricing and execution of a successful IPO when determining the appropriate weighting for such an outcome.

	GPC Method	IPO Scenario	Secondary Sales
Value per share of Common Stock (prior to DLOM)	$4.016	$5.798
DLOM	20%	15%
Indicated value per share of Common Stock	$3.213	$4.928	$4.25
Weighting	65%	25%	10%
Concluded fair market value per share of Common Stock		$3.75

We supplementally advise the Staff that, as described in the Prior Response Letter, a third-party valuation firm performed a valuation of the Company and determined that the Company’s Common Stock had a fair market value of $4.12 per share as of December 31, 2018 (the “December 2018 Valuation Report”), although for financial reporting purposes, the Company retrospectively assessed the fair value to be $4.75 for stock options granted in February 2019 after considering the fair market value reflected in the February 2019 Valuation Report (as defined below). The same methods that were utilized to determine fair market value in the September 2018 Valuation Report were used in the December 2018 Valuation Report. However, during this period, the Company continued to make preparations for a potential IPO. The Company engaged a lead underwriter for the IPO in November 2018 and began to hold regular drafting sessions to prepare the draft registration statement. As a result, and as described in the table below, the December 2018 Valuation Report increased the weighting for the IPO scenario to 33.3% and reduced the DLOM applied to the IPO scenario to 12.5%.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Four

	GPC Method	IPO Scenario	Secondary Sales
Value per share of Common Stock (prior to DLOM)	$4.209	$5.708
DLOM	15%	12.5%
Indicated value per share of Common Stock	$3.578	$4.995	$4.25
Weighting	56.7%	33.3%	10%
Concluded fair market value per share of Common Stock		$4.12

•	Explain how the fair values of your common stock as determined in your 2018 valuations reconcile to the fair value of common stock disclosed on page F-28;

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement. The Company supplementally advises the Staff that the fair value of Common Stock disclosed on page F-29 of the Registration Statement has been corrected to be $1.93 – $4.08.

•	Revise your subsequent events note on page F-34 to disclose the expected financial impact of the stock options granted in February 2019 pursuant to ASC 855-10-50-2(b); and

In response to the Staff’s comment, the Company has revised the subsequent events note on page F-35 of the Registration Statement to disclose the stock options granted by the Company in 2019. The Company supplementally advises the Staff that, once the Company determines the preliminary price range for the IPO, it will update such disclosure to provide an estimate of the stock-based compensation expense that the Company expects to recognize for such stock option grants.

•	Continue to provide us with an analysis of fluctuations in the fair value of your common stock through the determination of your IPO price range.

The Prior Response Letter sets forth a summary of equity awards from January 1, 2018 through February 11, 2019. An updated summary of equity awards is set forth below for the Staff’s reference:

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Five

Grant Date	Number of Shares of Common Stock Underlying Stock Options Granted	Exercise Price Per Share of Common Stock	Deemed Fair Value Per Share of Common Stock for Financial Accounting Purposes
Feb. 12, 2018	1,540,750	$1.77	$1.93
May 8, 2018	1,645,000	$1.77	$2.11
July 31, 2018	1,550,852	$2.22	$2.75
Nov. 13, 2018	2,433,000	$3.75	$3.93
Dec. 20, 2018	800,000	$3.75	$4.08
Feb. 11, 2019	2,912,500	$4.12	$4.75
April 4, 2019	992,625	$5.01	*

We supplementally advise the Staff that a third-party valuation firm performed a valuation of the Company and determined that the Company’s Common Stock had a fair market value of $5.01 per share as of February 28, 2019 (the “February 2019 Valuation Report”). In February 2019, the Company was continuing to make progress toward an IPO in May or June of 2019, confidentially submitted a draft Registration Statement with the SEC and held an organizational meeting with the underwriters participating in the IPO. The February 2019 Valuation Report utilized a Market Approach using the GPCM and an income approach using the Discounted Cash Flow Method (“DCFM”). The DCFM values a company by estimated future cash flows that could potentially be taken out of the business without impairing future operations and profitability. These forecasted annual cash flows plus the terminal value (the value of the business at the end of the forecast period) are discounted to their present value to estimate the value of the Company. The OPM was then used to allocate the enterprise value to the Company’s Common Stock. The February 2019 Valuation Report also continued to utilize the IPO scenario and increased the weighting for the IPO scenario to 50% and reduced the DLOM applied to the IPO scenario to 10%:

	GPC and DCF Methods	IPO Scenario
Value per share of Common Stock (prior to DLOM)	$5.089	$6.044
DLOM	10%	10%
Indicated value per share of Common Stock	$4.580	$5.439
Weighting	50%	50%
Concluded fair market value per share of Common Stock	$5.01

On April 4, 2019, in reliance on the February 2019 Valuation Report, the Compensation Committee of the Board determined that the fair market value of the Company’s Common Stock was $5.01 per share and granted options to purchase 992,625 shares of Common Stock with an exercise price of $5.01 per share.

Preliminary Price Range

The Company supplementally advises the Staff that, on April 17, 2019, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse (USA) LLC, the lead underwriters of the IPO and on behalf of the underwriters, recommended a

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Six

preliminary price range of [***] per share of Common Stock (“Preliminary Price Range”). The proposed Preliminary Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth technology companies, regardless of the comparability of such companies’ products and services with the Company’s edge cloud platform.

The primary differences in the valuation methodology used to estimate the Preliminary Price Range and the methodology used to determine the fair value of the Company’s Common Stock for purposes of measuring the grant date fair value of the stock options granted in 2019 are as follows:

•

Market Dynamics. The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including a lack of supply for new issues of enterprise software companies since October 2018, the relative stability in the equity markets since January 2019 due, in part, to the end of the U.S. government shutdown, recent pronouncements from the Federal Reserve regarding current monetary policy and market expectations regarding trade relations between the United States and China. As a result of these broader market factors, investors are seeking investment opportunities in high-growth technology companies.

•

Comparable Companies. The Company, in consultation with the lead underwriters, compared the Company’s performance with the growth rates and profitability metrics of other high-growth software companies, including companies that had recently consummated their own IPOs. The cohort used by the lead underwriters represents an expansion of comparable companies as several but not all of these companies were included as guideline public companies in the February 2019 Valuation Report. The cohort used by the lead underwriters also included companies that are not in the same or even similar lines of business as the Company. However, the Company considered data from the lead underwriters demonstrating that these companies have experienced expansion in their respective valuation multiples based on the market’s estimate of their future expected revenues and operating performance.

Several of the companies in the cohort considered by the lead underwriters as indicators of value had higher revenue multiples than the multiples of the companies that were included as guideline public companies in the February 2019 Valuation Report. For example, the calendar year 2019 revenue multiples for Atlassian, Elastic and Okta that were in the cohort used by the lead underwriters were 20.1x, 22.3x and 24.4x, respectively. Furthermore, the third-party valuation firm selected revenue multiples in the lower quartile and median of the guideline public companies, citing the Company’s lower operating margins and greater risk due to its smaller size and product and geographic concentration. As of February 28, 2019, the next 12 months revenue multiples for Brightcove, Citrix, F5 Networks and Limelight, which were in the cohort used in the February 2019 Valuation Report, were 1.8x, 4.9x, 4.3x and 1.5x, respectively.

•

Valuation Methodology. The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in May 2019 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, a number of different methods were used by the third-party valuation firm to determine the fair market value of the Company’s Common Stock for purposes of granting the stock options in 2019, resulting in a weighting of a near-term IPO at considerably less than 100% and, thus, a lower fair value determination of the Company’s Common Stock due to factors such as the liquidation preference of the Company’s Preferred Stock and the discount for lack of marketability of the Company’s Common Stock.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Seven

*            *              *

Please contact me at (650) 843-5864 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY FASTLY, INC.: FASTLY-0001

United States Securities and Exchange Commission April 19, 2019 Page Eight

Sincerely,

Cooley LLP

/s/ Seth J. Gottlieb
Seth J. Gottlieb

cc:	Adriel Lares, Fastly, Inc.

Paul Luongo, Fastly, Inc.

Mark P. Tanoury, Cooley LLP

Jon C. Avina, Cooley LLP

Kate L. Nichols, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.